REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Asia Entertainment & Resources Ltd.

We have audited the accompanying consolidated balance sheet of Asia Entertainment & Resources Ltd. (the “Company”) as of December 31, 2010, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders' equity, and cash flows for the year ended December 31, 2010.  The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Asia Entertainment & Resources Ltd. as of December 31, 2010, and the results of their operations and their cash flows for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole.  In connection with the reverse acquisition on February 2, 2010, as discussed in Note 1, the earnings per share amounts for the years ended December 31, 2009 and 2008 have been recalculated as if the recapitalization took effect on January 1, 2008.  The recalculation of the earnings per share has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures in accordance with auditing standards generally accepted in the United States of America.  In our opinion, the earnings per share for the years ended December 31, 2009 and 2008 are fairly stated in all material respects in relation to the financial statements as a whole.

/s/ UHY LLP

New York, New York
March 30, 2011

AJ. ROBBINS, PC
216 16th STREET, SUITE 600
DENVER, COLORADO 80202
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Asia Entertainment & Resources Ltd.
Hong Kong

We have audited, before the effect of retrospective changes to the earnings per share calculation and the number of ordinary shares outstanding described in Note 1, the accompanying combined balance sheet of the Operations of Sang Heng Gaming Promotion Company Limited, Spring Gaming Promotion Company Limited, Iao Pou Gaming Promotion Limited, Doowell Limited (the “Promoter Companies”) and the consolidated balance sheet of Asia Gaming & Resort Limited (collectively known as "Asia Entertainment & Resources Ltd." or the "Company") as of December 31, 2009 and the related combined statements of operations and comprehensive income (loss), changes in shareholders' and owners' equity (deficit), and cash flows for the years ended December 31, 2009 and 2008. Asia Entertainment & Resources Ltd.'s management is responsible for these combined financial statements. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Asia Entertainment & Resources Ltd.'s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Asia Entertainment & Resources Ltd. as of December 31, 2009, and the results of operations and cash flows for the years ended December 31, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 of the consolidated and combined financial statements, the Company completed a share exchange transaction (the "Share Exchange") with Asia Gaming and Resorts Limited on February 2, 2010. The Share Exchange represents a reverse acquisition involving a public shell company and has been accounted for financial reporting purposes as the issuance of securities by Asia Gaming and Resorts Limited in exchange for the assets and liabilities of the Company, accompanied by a recapitalization. The accompanying combined financial statements for periods prior to the consummation of the Share Exchange are those of the Promoter Companies, Asia Gaming and Resorts Limited and its subsidiaries, except the equity section. Accordingly, the Company revised its earnings per share calculation.

For the purpose of calculating earnings per share for the periods presented, the number of ordinary shares outstanding is based on the weighted average number of ordinary shares of Asia Gaming and Resorts Limited that would have been outstanding during the periods presented (assuming the Share Exchange occurred on January 1, 2008) and, they retrospectively adjusted the accompanying 2008 and 2009 combined financial statements for the change.  We were not engaged to audit, review, or apply any

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM-Continued
To the Board of Directors and
Stockholders of Asia Entertainment & Resources Ltd.

procedures to the retrospective changes to the earnings per share calculation, the number of ordinary shares outstanding and the financial statement schedules as of and for the year ended December 31, 2009 and the period ended December 31, 2008 as discussed above and accordingly, we do not express an opinion or any other form of assurance about whether such retrospective changes are appropriate and have been properly applied. These changes were audited by UHY LLP.

AJ. ROBBINS, PC
CERTIFIED PUBLIC ACCOUNTANTS
Denver, Colorado
May 11, 2010

ASIA ENTERTAINMENT & RESOURCES LTD.
CONSOLIDATED AND COMBINED BALANCE SHEETS

	December 31,
	2010	2009
		(A)

ASSETS
CURRENT ASSETS

Cash and Cash Equivalents	$13,843,622	$321,147
Accounts Receivable, Net	10,802,582	4,356,312
Markers Receivable	120,140,393	-
Advance to owner-pre-acquisition	-	1,547,668
Prepaid Expenses and
Other Assets	152,869	25,043
Total Current Assets	144,939,466	6,250,170

Intangible Assets (net of accumulated amortization of $842,712 and $0, respectively)	60,110,307	-

Goodwill	15,008,424	-

TOTAL ASSETS	$220,058,197	$6,250,170

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

Line of Credit Payable	$11,840,640	$2,593,544
Accrued Expenses	10,815,135	5,156,821
Payable-King's Gaming Acquisition, current portion	12,835,395	-
Loan payable, shareholders	61,066,220	24,957
Total Current Liabilities	96,557,390	7,775,322

Long-term Payable-King's Gaming Acquisition, net of current portion	38,022,169	-

Total liabilities	134,579,559	7,775,322

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY (DEFICIT)
Preferred shares, $0.0001 par value Authorized 1,150,000 shares; none issued	-	-

Ordinary Shares, $0.0001 par value Authorized 200,000,000 shares; issued and outstanding
22,544,064 at December 31, 2010, 10,350,000 at December 31, 2009	2,255	1,035
Additional paid-in capital	52,581,098	11,788
Retained Earnings (Accumulated Deficit)	32,936,819	(30,046)
Owners' (Deficit)-pre-acquisition	-	(1,507,929)
Accumulated Other Comprehensive Income	(41,534)	-

Total Shareholders' Equity (Deficit)	85,478,638	(1,525,152)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)	$220,058,197	$6,250,170

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(A) Represents the combined balance sheets of AGRL, its subsidiaries and VIP Gaming Promoters, the Accounting Acquirer.

ASIA ENTERTAINMENT & RESOURCES LTD.
CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)

	For the Year Ended December 31,
	2010	2009 (A)	2008 (A)

Revenue from VIP gaming operations-Note 2	$127,036,361	$60,479,937	$51,021,223

Expenses
- Commission to agents	76,607,712	39,146,410	25,050,889
- Selling, general and administrative expenses	11,246,938	5,271,322	5,479,259
- Special Rolling Tax	1,042,400	516,742	295,975

Total Expenses	88,897,050	44,934,474	30,826,123

Income including pre-acquisition profit and before amortization	38,139,311	15,545,463	20,195,100

Prior owners' interest in pre-acquisition profit	(4,329,385)	(15,563,968)	(20,195,100)

Income (loss) attributable to ordinary shareholders before amortization	33,809,926	(18,505)	-

Amortization of intangible assets	(843,061)	-	-

Net Income (Loss) Attributable to Ordinary Shareholders	32,966,865	(18,505)	-

Other Comprehensive Loss
Foreign Currency
- Translation adjustment	(41,534)	-	-

Total Comprehensive Income (Loss)	$32,925,331	$(18,505)	$-

Net Income Per Share
Basic	$2.33	$-	$-
Diluted	$1.88	$-	$-

Weighted average shares outstanding
Basic	14,177,408	10,350,000	10,350,000
Diluted	17,571,255	10,350,000	10,350,000
*-Less than $.01 per share

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(A) Represents the combined statements of operations of AGRL, its subsidiaries and VIP Gaming Promoters, the Accounting Acquirer.

ASIA ENTERTAINMENT & RESOURCES LTD.
CONSOLIDATED AND COMBINED STATEMENT OF CHANGES IN SHAREHOLDERS’ AND OWNERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

				Retained	Owners'
			Additional	Earnings	Equity (Deficit)	Other	Total
	Ordinary Shares		Paid-In	Accumulated	Pre-	Comprehensive	Shareholders'
	Shares	Amount	Capital	(Deficit)	Acquisition	(Loss)	Equity

Balances, December 31, 2007 (A)	10,350,000	$1,035	$11,788	$(11,541)	$3,014,633	$-	$3,015,915

Net distributions to owner	-	-	-	-	(20,503,155)	-	(20,503,155)

Other comprehensive income	-	-	-	-	94,387	-	94,387

Net income Promoter Companies	-	-	-	-	20,195,100	-	20,195,100

Net income (loss)	-	-	-	-	-	-	-
Balances, December 31, 2008 (A)	10,350,000	1,035	11,788	(11,541)	2,800,965	-	2,802,247

Net distributions to owner	-	-	-	-	(19,868,463)	-	(19,868,463)

Other comprehensive loss	-	-	-	-	(4,399)	-	(4,399)

Net income Promoter Companies	-	-	-	-	15,563,968	-	15,563,968

Net income (loss)	-	-	-	(18,505)	-	-	(18,505)
Balances, December 31, 2009 (A)	10,350,000	1,035	11,788	(30,046)	(1,507,929)	-	(1,525,152)

Shares effectively issued to former shareholders as part of the recapitalization	2,195,224	220	451,824	-	-	-	452,044

Capital contribution by shareholders	-	-	-	-	1,507,929	-	1,507,929

Ordinary shares issued in May 2010 for cash at $9.50 per share	60,000	6	569,994	-	-	-	570,000

Ordinary shares issued for exercise of warrants at $5.00 per share	7,095,790	710	35,478,240	-	-	-	35,478,950

Ordinary shares issued for cash-less exercise of warrants	1,343,050	134	(134)	-	-	-	-

Cash paid for warrants expired unexercised	-	-	(40,464)	-	-	-	(40,464)

Ordinary shares issued in acquisition	1,500,000	150	16,109,850	-	-	-	16,110,000

Net income attributable to ordinary shareholders	-	-	-	32,966,865	-	-	32,966,865

Foreign currency translation adjustment	-	-	-		-	(41,534)	(41,534)

Balances, December 31, 2010	22,544,064	$2,255	$52,581,098	$32,936,819	$-	$(41,534)	$85,478,638

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(A) Represents the combined changes in shareholders' equity (deficit) of AGRL, its subsidiaries and VIP Gaming Promoters, the Accounting Acquirer.

ASIA ENTERTAINMENT & RESOURCES LTD.
CONSOLIDATED AND COMBINED STATEMENT OF CASH FLOWS

	For the Year Ended December 31,
	2010	2009 (A)	2008 (A)

Cash flows provided by (used in) operating activities

Net Income (Loss) Attributable to Ordinary Shareholders	32,966,865	(18,505)	-

Adjustments to reconcile net income (loss) attributable to ordinary shareholders to net cash (used in) provided by operating activities

Amortization	843,061	-	-

Change in assets and liabilities

Accounts Receivable	(6,446,270)	(1,316,137)	1,385,064
Markers Receivable	(120,140,393)	-	-
Advance to Owner-pre-acquisition	1,547,668	24,957	(5,419,424)
Prepaid Expenses and Other Assets	(127,826)	2,103,006	(2,103,150)
Line of Credit Payable	9,247,096	1,045,876	5,419,424
Accrued Expenses	5,658,314	2,029,884	1,268,430

Net cash (used in) provided by operating activities	(76,451,485)	3,869,081	550,344

Cash flows (used in) investing activities

Cash paid for acquisition	(9,028,590)	-	-

Net cash used in investing activities	(9,028,590)	-	-

Cash flows provided by (used in) financing activities

Ordinary shares issued for cash	36,048,950	-	-
Redemption of warrants for cash	(40,464)	-	-
Distribution to prior owners	-	(4,304,495)	(308,055)
Subscription receivable collected	-	1,282	-
Shareholder loans	62,549,192	-	-
Cash received from reverse merger	452,044	-	-

Net cash provided by (used in) financing activities	99,009,722	(4,303,213)	(308,055)
Net increase in cash and cash equivalents	13,529,647	(434,132)	242,289
Effect of foreign currency translation on cash	(7,172)	(4,399)	94,387

Cash and cash equivalents at beginning of period	321,147	759,678	423,002

Cash and cash equivalents at end of period	$13,843,622	$321,147	$759,678

Supplemental Disclosure of Cash Flow Information

Non-cash Investing Activities
Estimated payable for King's acquisition	$50,857,564	$-	$-

Ordinary shares issued for acquisition	$16,110,000	$-	$-

Non-cash Financing Activities

Capital contributed by shareholders offset to Shareholder loans payable	$1,507,929	$-	$-

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(A) Represents the combined statement of cash flows of AGRL, its subsidiaries and VIP Gaming Promoters, the Accounting Acquirer.

ASIA ENTERTAINMENT & RESOURCES LTD.
Notes To Consolidated and Combined Financial Statements
For the Years Ended December 31, 2010, 2009 and 2008

Note 1 – Organization and Business of Companies

Basis of Presentation

Asia Entertainment & Resources Ltd. (formerly CS China Acquisition Corp.) ("AERL" or the “Company”) was incorporated in the Cayman Islands on September 24, 2007 as a blank check company whose objective was to acquire, through a share exchange, asset acquisition or other similar business combination, an operating business, or control of such operating business through contractual arrangements, that has its principal operations located in People’s Republic of China (“PRC”, “China”).

On October 6, 2009, AERL entered into a Stock Purchase Agreement, subsequently amended on November 10, 2009, December 9, 2009 and January 11, 2010 (the “Agreement”), with Asia Gaming & Resort Limited and its wholly owned subsidiaries, (collectively “AGRL”) and Spring Fortune Investments Ltd (“Spring Fortune”) that provided for the acquisition by AERL from Spring Fortune of all of the outstanding capital stock of AGRL.  On February 2, 2010, the acquisition was consummated pursuant to the terms of the Agreement and AGRL became a wholly owned subsidiary of AERL, as discussed in Note 8.

The acquisition has been accounted for as a “reverse merger” and recapitalization since the shareholder of AGRL (i) owns a majority of the outstanding Ordinary Shares of AERL immediately following the completion of the transaction, and (ii) has significant influence and the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity, and AGRL’s senior management dominates the management of the combined entity immediately following the completion of the transaction in accordance with the provision of Financial Accounting Standards Board Accounting Standards Codification (“FASBASC”) Topic 805 "Business Combinations". Accordingly, AGRL is deemed the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of AGRL. Accordingly, the assets and liabilities and the historical operations that are reflected in the financial statements are those of AGRL and its VIP gaming promoters (sometimes referred to as “The Promoter Companies”) and are recorded at the historical cost basis of AGRL and the VIP gaming promoters. AERL’s assets, liabilities and results of operations are consolidated with the assets, liabilities and results of operations of AGRL, its subsidiaries and the Promoter Companies subsequent to the acquisition.

AERL, its subsidiaries (including AGRL) and the VIP gaming promoters are collectively referred to as the "Group".

Upon the closing of the acquisition of AGRL by AERL, the Promoter Companies became variable interest entities (‘‘VIEs’’) of the subsidiaries of AGRL, which are the primary beneficiaries of the operations of the Promoter Companies through the profit interest agreements which were entered into on February 2, 2010.

On November 10, 2010, the Company entered into an agreement to acquire the right to 100% of the profit derived by King's Gaming Promotion Limited (“King's”) from the promotion of the Wenzhou VIP Room at the Venetian Hotel and Casino in Macau as discussed in Note 9.

Current Macau laws do not allow non-Macau companies, such as AERL, to directly operate a gaming promotion business in Macau.   Consequently, AERL’s gaming promotion business is operated through a series of contractual arrangements, including profit interest agreements that enable the AGRL subsidiaries to receive substantially all of the economic benefits of the Promoter Companies and for AGRL to exercise effective control over the Promoter Companies.

Management’s determination of the appropriate accounting method with respect to the AGRL variable interest entities is based on FASB ASC Topic 810, “Consolidation of Variable Interest Entities". AGRL consolidates the VIEs because the equity investors in the Promoter Companies do not have the characteristics of a controlling financial interest and AERL through AGRL is the primary beneficiary and will disclose significant variable interests in VIEs of which it is not the primary beneficiary, if any.

In accordance with FASB ASC Topic 810 "Consolidations", the operations of the Promoter Companies are consolidated with those of AGRL for all periods subsequent to the closing of the acquisition of AGRL by AERL. Prior to the closing of the acquisitions, all revenue and expenses of the Promoter Companies has been attributed to the former beneficiaries of the VIEs and has been disclosed as Prior owners' interest in pre-acquisition profit and has reduced income available to the ordinary shareholders.

ASIA ENTERTAINMENT & RESOURCES LTD.
Notes To Consolidated and Combined Financial Statements
For the Years Ended December 31, 2010, 2009 and 2008

AGRL Business

The following are the 100% owned subsidiaries of AGRL, which have relationships with the Promoter Companies (effective February 2, 2010):

Foxhill Group Limited (‘‘Foxhill’’) was incorporated in the British Virgin Islands on February 15, 2007. The main asset of Foxhill is the right to 100% of the profit derived by Iao Pou Gaming Promotion Limited (“Iao Pou”) from the promotion of the Iao Kun VIP Room at the MGM Grand Hotel and Casino in Macau, pursuant to the profit interest agreement between Foxhill and Iao Pou.

Kasino Fortune Investments Limited (“Kasino Fortune”) was incorporated on February 16, 2007.  The main asset of Kasino Fortune is the right to 100% of the profit derived by Sang Heng Gaming Promotion Company Limited (“Sang Heng”) from the promotion of the Iao Kun VIP Room at the StarWorld Grand Hotel and Casino in Macau, pursuant to the profit interest agreement between Kasino Fortune and Sang Heng.

Well Mount International Limited (“Well Mount”) was incorporated on November 1, 2007.  The main asset of Well Mount is the right to 100% of the profit derived by Doowell Limited (“Doowell”) from the promotion of the VIP gaming room at T.H.E. Hotel and Casino in Jeju the Republic of Korea, pursuant to the profit interest agreement between Well Mount and Doowell. The VIP gaming room at T.H.E. Hotel and Casino is currently not operating and both Well Mount and Doowell are presently inactive.

Billion Boom International Limited ("Billion Boom") was incorporated on November 1, 2007.  The main asset of Billion Boom is the right to 100% of the profit derived by King's from the promotion of the Wenzhou VIP Room at the Venetian Hotel and Casino in Macau, pursuant to the profit interest agreement between Billion Boom and King's.

On November 14, 2009, Link Bond International Limited (“Link Bond”),  entered into a profit interest agreement with Champion Lion Limited (“Champion Lion”) relating to 100% of the profit derived by Champion Lion from the promotion of the VIP gaming room at the Unicorn Hyatt Regency Casino in Jeju the Republic of Korea. However, management is considering delaying the proposed expansion in Jeju due to the continued strength of the Macau VIP gaming market, and currently intends to increase its operations in Macau.

During the year ended December 31, 2010, AGRL established AERL Company Limited (Macau) to perform certain executive management functions for the Promoter Companies.

Profit Interest Agreements

Each Promoter Company has entered into an agreement with the casino operators and license holders to promote a VIP gaming room in the respective casino.  These agreements provide that the Promoter Company receives a commission or share in the net win/loss of the VIP gaming room.  Current Macau laws do not allow non-Macau companies, such as AGRL, to directly operate a gaming promotion business in Macau.  Consequently, the Promoter Company enters into a profit interest agreement with a subsidiary of AGRL, providing for the assignment to the AGRL subsidiary of 100% of the profits derived by the Promoter Company from its promotion of the VIP gaming room.  The manner of calculation of the profit is set out in an exhibit to the profit interest agreement.  The profit agreements do not have expiration dates and continue conterminously with the operation of the respective VIP gaming rooms.

In addition to the assignment of the profit interest, each profit interest agreement provides that the VIP gaming promoter will not terminate its underlying agreement with the casino without AERL's consent and that it will at all times maintain all licenses, agreements and other permissions it requires to perform its obligations pursuant to such agreement.

In connection with the profit interest agreements, Messrs Lam Man Pou (Mr. Lam)(Chairman and Director of AERL and principal stockholder of AERL) and Vong Hon Kun (Mr. Vong) (Chief Operating Officer and Director of AERL)  have agreed to make loans to AGRL for use by AGRL for working capital and to make loans to AGRL’s VIP gaming promoters not less than $45,000,000. This funding commitment terminates at the end of the fiscal quarter that AGRL’s working capital is not less than $100,000,000, exclusive of any working capital provided by Messrs. Lam and Vong.  Messrs. Lam and Vong will also guaranty to AGRL the repayment of the loans made by AGRL to the VIP gaming promoters.

ASIA ENTERTAINMENT & RESOURCES LTD.
Notes To Consolidated and Combined Financial Statements
For the Years Ended December 31, 2010, 2009 and 2008

VIP Gaming Promoter Agreements

Spring Gaming Representative (VIP Room Promoter) Agreement dated as of February 1, 2008 entered between Galaxy Casino, S.A., and Spring allowed for the sharing of profits as a gaming representative of Spring VIP Room in Grand Waldo Hotel and Casino for the period from August 9, 2007 to December 31, 2008. The agreement was renewed on March 29, 2009 for the period from January 1, 2009 to December 31, 2009.  The agreement was terminated effective May 30, 2009, when the Spring VIP Room was closed.

Sang Heng Gaming Representative (VIP Room Promoter) Agreement dated as of February 1, 2008 entered between Galaxy Casino, S.A., and Sang Heng allowed for the sharing of profits as a gaming representative of Iao Kun VIP Room in Star World Hotel and Casino in Macau for the period from November 30, 2007 to December 31, 2008. Pursuant to an agreement in October, 2009, both parties agreed that Sang Heng should be compensated in accordance with Order no. 83,2009, which provides the maximum commission for gaming activity of promotion of games at 1.25% of the rolling chips turnover, the agreement became effective on November 1, 2009. The agreement is renewed annually.

Doowell Gaming Promotion (VIP Room Promoter) Agreement dated as of January 18, 2008 entered between Gillmann Investments Asia, Ltd (“GIA”) and Doowell allows for the sharing of profits as a gaming promoter of a VIP gaming room in the Nam Seoul Plaza Hotel and Casino (now called T.H.E. Hotel and Casino) located on Jeju. Though the Doowell Agreement is still in effect, during 2009, the license holder returned the license deposit to Doowell and is inactive.

Iao Pou Gaming Representative (VIP Room Promoter) Agreement dated as of June 22, 2009 entered between MGM Grand Hotel and Casino in Macau and Iao Pou allows for the sharing of profits as a Gaming Promoter of Iao Kun VIP Room in the MGM Grand Hotel and Casino in Macau for the period from June 22, 2009 to March 31, 2010. A new agreement was entered into on November 9, 2009 and is automatically renewed on January 1 for one year periods unless terminated earlier.

King’s Gaming Representative (VIP Room Promoter) Agreement was entered into in  July 2008 between Venetian Macau S.A. and King's which allowed for the sharing of profits as a gaming representative of Wenzhou VIP Room in Venetian Hotel and Casino in Macau for the period ended December 31, 2008. The agreement was renewed in January 2009 for the period from January 1, 2009 to December 31, 2009. Pursuant to an agreement in September, 2009, both parties agreed that King's should be compensated in accordance with Order no. 83,2009, which provides the maximum commission for gaming activity of promotion of games at 1.25% of the rolling chips turnover, the agreement became effective on November 1, 2009. The agreement is renewed annually.

Operations of Promoter Companies

VIP gaming rooms are well appointed suites generally located within a large casino and serve the purpose of providing luxury accommodations and privacy exclusively for the high-tier gaming patrons.

The following is a summary of the VIP gaming promoters and their predecessors:

Sang Heng  was a sole proprietorship, owned by Mr. Lam .  The operations of Sang Heng VIP Room were to promote a VIP gaming room at the Grand Waldo Hotel and Casino located on the Cotai Strip in Macau. Sang Heng VIP Room was licensed by the Macau SAR as a gaming promoter to promote the VIP gaming room and commenced operation on May 22, 2006.  It operated until August 8, 2007, at which point the operations were transferred to Sang Heng, which continued to promote the Sang Heng VIP Room. In December 2007, Sang Heng relocated the operations of the VIP gaming room at the Grand Waldo Hotel and Casino to the Iao Kun VIP Room at the Star World Hotel and Casino, located in downtown Macau.

Spring VIP Room  was a sole proprietorship, owned by Mr. Lam .  The operations of Spring VIP Room were to promote a VIP gaming room at the Grand Waldo Hotel and Casino located on the Cotai Strip in Macau. Spring VIP Room was licensed by the Macau SAR as a gaming promoter to promote the VIP gaming room and commenced operation on May 25, 2006. It operated until August 8, 2007, at which point the operations were transferred to Spring Gaming Promotion Company Limited (“Spring”), which continued to promote the Spring VIP Room until May 30, 2009. In June 2009, the operations of the Spring VIP Room at the Grand Waldo and Casino was relocated to the Iao Kun VIP Room at the MGM Grand Hotel and Casino, located in downtown Macau.

ASIA ENTERTAINMENT & RESOURCES LTD.
Notes To Consolidated and Combined Financial Statements
For the Years Ended December 31, 2010, 2009 and 2008

At the request of Galaxy S.A., the primary concessionaire for Star World Hotel and Casino, Mr. Lam and Mr. Zheng Anting (Operating Officer and stockholder of the Company) incorporated Iao Pou in Macau SAR, with Mr. Zheng as the major shareholder and promotion license holder, to promote the MGM Grand Hotel and Casino Iao Kun VIP Room located in downtown Macau. Iao Pou is licensed by the Macau SAR as a gaming promoter to promote the VIP gaming room.

King’s was incorporated in Macau on April 15, 2008, with Mr. Mok Chi Hung ("Mr. Mok") and Mr. Wong Hon Meng ("Mr. Wong"), who collectively own 100% of the equity interests of King's. Mr. Wong is the brother of Mr. Vong. Mr. Wong owns 4% of the equity interests of King's.  The operations of King’s are to promote the Wenzhou VIP Room at the Venetian Hotel and Casino located on the Cotai Strip in Macau. King's was licensed by the Macau SAR as a gaming promoter to promote the VIP gaming room and commenced operation in September 2008.

Doowell is a British Virgin Islands limited company incorporated under the BVI Business Companies Act, 2004 (No. 16 of 2004), owned by Mr. Lam. Doowell promoted the Iao Kun VIP Room at T.H.E. Hotel and Casino (formerly Nam Seoul Plaza Hotel and Casino), a luxury hotel located in Jeju. T.H.E. Hotel and Casino had a trial opening in May 2008.  Doowell had limited activity during 2009 and no activity during 2010. The Company is delaying its proposed expansion in Jeju because the continued strength of the Macau VIP gaming market makes it desirable to continue to increase its efforts there. Also, the favorable risk/reward of the commission model in Macau offers more stability than the capital risk of the win/loss split model used in Jeju. Management is evaluating the continuation of operations.

Champion Lion is a British Virgin Islands limited company incorporated under the BVI Business Companies Act, 2004 (No. 16 of 2004), owned by Mr. Vong  and Leong Siak Hung (Chief Executive Officer and Director of AERL). Champion Lion was established to promote the VIP gaming room at the Unicorn Hyatt Regency Casino, a luxury hotel located on Jeju.  Champion Lion has had no activity since incorporation.

Note 2 — Summary of Significant Accounting Policies

Principles of Consolidation and Combination

In accordance with FASB ASC Topic 810, the operations of the Promoter Companies are consolidated with those of AGRL and its wholly owned subsidiaries and AERL as of December 31, 2010 and for the year then ended and combined for the years ended December 31, 2009 and 2008 and intercompany transactions and account balances have been eliminated. Unless otherwise indicated all currency amounts are in United States Dollars.

Fiscal Year End

The fiscal year end is December 31.

Use of Estimates

The preparation of the consolidated/combined financial statements in conformity with accounting principles generally accepted in the United States of America requires the management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to the management and on various other assumptions that the management believes to be reasonable under the circumstances. The Company has made significant estimates of the contingent purchase price due for the King's acquisition in these consolidated financial statements. Actual results could vary from those estimates.

Revenue Recognition

Revenue from VIP gaming room operations is recorded monthly based upon the Promoter Companies’ share of the net gaming wins or as a percentage of non-negotiable chips wagered in VIP gaming rooms.The amounts due the  Promoter Companies are calculated and reported by the casino operators on a monthly basis, usually within ten days of the month end.

In accordance with long standing industry practice in Macau, the Promoter Companies’ operations in Grand Waldo Hotel and Casino, Star World Hotel and Casino and MGM Grand Hotel and Casino had similar revenue and loss sharing arrangements. Under these arrangements, Sang Heng, Spring and Iao Pou shared in the casino’s VIP gaming room wins or losses from the gaming patrons recruited by the Promoter Companies. Typically, wins and losses are allocated as 40.25% to 45% of net gaming wins on a pre-gaming tax basis. The Promoter may or the Casino Operators may adjust these arrangements with adequate notice and agreement by both parties to the arrangement.

ASIA ENTERTAINMENT & RESOURCES LTD.
Notes To Consolidated and Combined Financial Statements
For the Years Ended December 31, 2010, 2009 and 2008

Additionally, the Promoter Companies earn revenues based upon percentages of non-negotiable chips wagered in the VIP gaming rooms (typically 0.05%), which is available to offset costs incurred for accommodations, food and beverage and other services furnished to VIP gaming room patrons without charge and is included in gross revenues and then deducted as promotional allowances as incurred.  These revenues are recorded as fees and incentive revenues in the accompanying consolidated/combined statements of operations.

In July 2009, all concessionaires and sub-concessionaires entered into an agreement to cap gaming promoter commissions. Under this agreement, commission payments to gaming promoters cannot exceed 1.25% of rolling chip volumes regardless of the commission structure adopted. As a result of the amendments made to Administrative Regulation No. 6/2002 by Administrative Regulation 27/2009 dated August 10, 2009, the Secretary of Economy and Finance of the Macau SAR now has the authority to issue a dispatch implementing the 1.25% gaming promoter commission cap, as agreed between all concessionaires and sub-concessionaires.  The amendment sets forth standards for what constitutes a commission to gaming promoters, including all types of payments, either monetary or in specie, that are made to gaming promoters such as food and beverage, hotel and other services and allowances. The amendment also imposes obligations on gaming promoters, casino operators to report regularly to the Gaming Inspection and Coordination Bureau of the Macau SAR and imposes fines or other sanctions for noncompliance with the commission cap or the monthly obligations to report and detail the amount of commissions paid to gaming promoters.

Beginning in October 2009, Star World Hotel and Casino agreed to revise the Sang Heng Agreement and removed the win/loss sharing component and replaced it with a commission payable to Sang Heng at a rate of 1.25% of rolling chips turnover.  Management has requested that the MGM Grand Hotel and Casino revise the Iao Pou Agreement to remove the win/loss sharing component and replace it with a commission payable to Iao Pou at a rate of 1.25% of rolling chips turnover.  MGM Grand Hotel and Casino has deferred its decision to allow for fixed commissions, rather than win/loss sharing, until later in 2011.  Management believes that this change in the revenue structure will reduce the inherent risk in promoting a VIP gaming room, due to the fluctuation surrounding gaming wins and losses.  The fixed commission revenues will be based only on the amount of chip turnover, rather than the win/loss of the gaming operations.  The King’s arrangement with the Venetian Hotel and Casino is also based on 1.25% of the rolling chip turnover.

Total chip turnover in the Group’s VIP gaming rooms during the years ended December 31, 2010, 2009, and 2008, was approximately $10,423,462,000, $5,192,657,000 and $3,191,972,000, respectively.

VIP Gaming Room Cage and Marker Accounting

As of December 31, 2009 and through the period prior to the reverse merger on February 2, 2010, the Promoter Companies did not extend credit to junket agents.  Previously, the operations of the cage, which is where cash, non-negotiable and cash chips transactions and extension of credit occur, were owned by the individual owners of the Promoter Companies.  Subsequent to the acquisition of AGRL by AERL (see Note 8), the operations and extension of credit by the cage became controlled by the Group through the Promoter Companies and Messrs. Lam and Vong assigned the assets of the cage to AERL and its subsidiaries as a loan in the amount of $20,220,000 to enable AERL and its subsidiaries to extend credit to the VIP gaming promoters and not less than $45,000,000 on and after March 31, 2010 and until the agreement is terminated. At December 31, 2010, the loan amounted to $61,066,220.

In the VIP gaming rooms, junket agents primarily purchase non-negotiable chips from the cage either with cash, cash chips, cashier’s order, or markers (short term, non-interest bearing loans). Non-negotiable chips can only be used to make wagers. Winning wagers are paid in cash chips. The wager of the non-negotiable chips by the gaming patrons in the VIP gaming room is recorded as rolling chip turnover and provides a basis for measuring VIP gaming room win percentage. It is customary in Macau to measure VIP gaming room play using this rolling chip method.

The law in Macau permits VIP gaming promoters to extend credit to junket agents.

With the completion of the acquisition of AGRL by AERL, the Group, through the Promoter Companies, extends credit to junket agents. A majority of the Group’s consolidated markers receivable are owed by junket agents from Macau and the rest are primarily in Asia. In addition to enforceability issues, the collectability of markers from foreign junket agents is affected by a number of factors including changes in economic conditions in the agents’ home countries.

ASIA ENTERTAINMENT & RESOURCES LTD.
Notes To Consolidated and Combined Financial Statements
For the Years Ended December 31, 2010, 2009 and 2008

The Group may not be able to collect all of their markers receivables from the junket agents. Management expects that the Group will be able to enforce these obligations only in a limited number of jurisdictions, including Macau. To the extent that junket agents of the Group, through the Promoter Companies, are from other jurisdictions, the Group may not have access to a forum in which they will be able to collect all of their markers receivables because, among other reasons, courts of many jurisdictions do not enforce gaming debts and the Group may encounter forums that will refuse to enforce such debts. The Group’s inability to collect gaming debts could have a significant negative impact on their operating results.

The Group regularly evaluates the reserve for bad debts based on a specific review of junket agent accounts as well as management’s prior experience with collection trends in the casino industry and current economic and business conditions. Upon the completion of the acquisition, Messrs. Lam and Vong guaranty all markers receivables; therefore, as of December 31, 2010, management believes that a reserve for bad debts is not deemed necessary. The guarantee of Messrs. Lam and Vong can be offset against the loans provided by them for the working capital. In addition, Mr. Mok has guaranteed the collection of all markers attributable to Mr. Mok and his network of junket agents and collaborators at both King’s existing VIP gaming room and the Company’s existing and future VIP gaming rooms.

Fair Value of Financial Instruments

FASBASC Topic 820 “Fair Value Measurements and Disclosures” defines fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value. FASBASC Topic 820 establishes a fair value hierarchy for inputs, which represent the assumptions used by the buyer and seller in pricing the asset or liability. These inputs are further defined as observable and unobservable inputs. Observable inputs are those that buyer and seller would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 —
Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 —
Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

Level 3 —	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

For certain of the Group's financial instruments, none of which are held for trading purposes, including cash, accounts receivable, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short maturities.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, non negotiable chips and short-term investments with original maturities of less than 90 days. Such investments are carried at cost, which approximates their fair value. Cash equivalents are placed with high credit quality financial institutions.

ASIA ENTERTAINMENT & RESOURCES LTD.
Notes To Consolidated and Combined Financial Statements
For the Years Ended December 31, 2010, 2009 and 2008

Accounts Receivable and Concentration of Credit Risk

Accounts receivable are principally comprised of net gaming revenues, fees and incentives revenues receivable, which do not bear interest and are recorded at amounts due from the  casino operators.

When deemed necessary, the Group records an allowance for doubtful accounts which represents management’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. Management believes that all outstanding balances are collectible and therefore an allowance has not been established. Although management believes that no allowance is currently necessary, it is possible that the estimated amount of cash collections with respect to accounts receivable could change.

Earnings Per Share

The calculations of earnings per share are computed as follows for the years ended December 31:

	2010	2009	2008
Numerator:
Net income (loss) attributed to ordinary shareholders for basic and diluted earnings per share	$32,966,865	$(18,505)	-
Denominator:
Denominator for basic earnings per share
- Weighted-average Ordinary Shares outstanding during the year	14,177,408	10,350,000	10,350,000
Effect of dilutive securities:
- Weighted average Contingent Ordinary Shares to be Issued for 2010 Earnings Incentive	3,012,500	-	-
- Weighted average Unit Purchase Option	381,291	-	-
-Weighted average-Director shares issuable for 2010	56	-	-
Denominator used for diluted earnings per share	17,571,255	10,350,000	10,350,000
Basic earnings per share	$2.33	$-	$-
Diluted earnings per share	$1.88	$-	$-

During the 4th quarter of 2010, the contingent Ordinary Shares of 12,050,000 for the 2010 earnings incentive were earned  and have been included in the dilutive earnings per share based on the weighted average shares since the 4th quarter of 2010.

The Company has no dilutive potential Ordinary Shares that are outstanding for the years ended December 31, 2009 and 2008.  The Company has 1,440,000 dilutive potential Ordinary Shares related to the Underwriter Unit Purchase Option and 4,210,000 Ordinary Shares to be issued upon the Company filing its Form 20-F for 2010 that are outstanding for the year ended December 31, 2010.

The Company agreed that a portion of the 2010 Directors fees be paid in Ordinary Shares and will be issued in 2011. A total of 19,961 shares will be issued in 2011 to satisfy this liability of $159,000 included in accrued expenses at December 31, 2010.

Property and Equipment

Property and equipment is stated at cost. Depreciation and amortization is recorded on a straight-line basis over the estimated useful lives of the assets, which do not exceed the lease term for leasehold improvements, if applicable.

ASIA ENTERTAINMENT & RESOURCES LTD.
Notes To Consolidated and Combined Financial Statements
For the Years Ended December 31, 2010, 2009 and 2008

Goodwill and Other Intangible Assets

In accordance with the provisions of FASBASC Topic 350, “Intangibles — Goodwill and Other”, the Company amortizes intangible assets over their estimated useful lives unless it is determined their lives to be indefinite. Goodwill and other intangible assets with indefinite lives are not amortized but are subject to tests for impairment at least annually. FASBASC Topic 350 requires that that management perform impairment tests more frequently than annually if events or circumstances indicate that the value of goodwill or intangible assets with indefinite lives might be impaired.

The following are the useful lives of the respective intangible assets:

Bad Debt Guarantee	5 and 1/2 years	Based upon six months after the expiration of the employment agreement
Non-Compete agreement	12.2 years	Based upon the termination date of the casino's license
Profit interest agreement	12.2 years	Based upon the termination date of the casino's license

Indefinite Useful Life Assets

Goodwill is evaluated for possible impairment by comparing the fair value of a business unit with its carrying value, including the goodwill assigned to that business unit. Fair value of a business unit is estimated using a combination of income-based and market-based valuation methodologies. Under the income approach, forecasted cash flows of a business unit are discounted to a present value using a discount rate commensurate with the risks of those cash flows. Under the market approach, the fair value of a business unit is estimated based on the revenues and earnings multiples of a group of comparable public companies and from recent transactions involving comparable companies. An impairment charge is recorded if the carrying value of the goodwill exceeds its implied fair value.  Assets with indefinite useful lives are not subject to amortization and are tested for impairment annually or more frequently if events or circumstances indicate that the assets might be impaired. The impairment test consists of a comparison of the fair value of the asset with its carrying amount. If the carrying amount of the asset exceeds its fair value, an impairment will be recognized in an amount equal to that excess. If the carrying amount of the asset does not exceed the fair value, no impairment is recognized.

Impairment of Long-lived Assets

In accordance with the provisions of FASBASC Topic 360, “Impairment or Disposal of Long-Lived Assets”, when events or circumstances indicate that the carrying amount of long-lived assets to be held and used might not be recoverable, the expected future undiscounted cash flows from the assets are estimated and compared with the carrying amount of the assets. If the sum of the estimated undiscounted cash flows was less than the carrying amount of the assets, an impairment loss would be recorded. The impairment loss would be measured on a location by location basis by comparing the fair value of the asset with its carrying amount. Long-lived assets that are held for disposal are reported at the lower of the assets’ carrying amount or fair value less costs related to the assets’ disposition. No impairment has been recognized.

ASIA ENTERTAINMENT & RESOURCES LTD.
Notes To Consolidated and Combined Financial Statements
For the Years Ended December 31, 2010, 2009 and 2008

Advertising Costs

Costs for advertising and marketing are expensed the first time the advertising or marketing takes place or as incurred. Advertising and marketing costs for ongoing operations are included in selling, general and administrative expense. The Group did not incur advertising or marketing expenses during the years ended December 31, 2010, 2009, and 2008.

Stock-Based Compensation

The Company awards stock and other equity-based instruments to its employee, directors and consultant (collectively "share-based payments"). Compensation cost related to such awards is recorded when earned.  Ordinary Shares are issued to the directors subsequent to year end based on average trading price prior to December 31 each year.  All of the Company's stock-based compensation is based on grants of equity instruments and no liability awards have been granted.

Foreign Currency

The functional and reporting currency of AERL is in the United States dollar ("US $", "$", “Reporting Currency”).  AGRL’s and the Promoter Companies' functional currency is the Hong Kong Dollar (“HKD $”, “Functional Currency”).  Monetary assets and liabilities denominated in currencies other than the Functional Currency are translated into the Functional Currency at rates of exchange prevailing at the balance sheet dates. Transactions denominated in currencies other than the Functional Currency are translated into the Functional Currency at the exchange rates prevailing at the dates of the transaction.

Exchange gains or losses arising from foreign currency transactions are included in the determination of net income for the respective period.

For financial reporting purposes, the consolidated/combined financial statements of the Group, which are prepared using the Functional Currency, are then translated into the Reporting Currency. Assets and liabilities are translated at the exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and shareholders' equity is translated at historical exchange rates. Any translation adjustments resulting are not included in determining net income but are included in foreign currency translation adjustment in other comprehensive income, a component of shareholders' equity.

	December 31,	December 31,	December 31,
	2010	2009	2008

Period end HK$:US$ exchange rate	$7.77	$7.75	$7.75
Average annual HK$:US$ exchange rate	$7.77	$7.75	$7.79

Other Comprehensive Income

The Group follows FASBASC Topic 220 “Comprehensive Income”, which establishes standards for the reporting and display of comprehensive income and its components in the financial statements. Other comprehensive income is defined as the change in equity of a company during the period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive income, as presented on the accompanying consolidated statements of changes in equity, was cumulative foreign currency translation adjustment.

Economic and political risks

The Group’s current operations are conducted in Macau and Hong Kong. Accordingly, the Group’s consolidated financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC and by the general state of the PRC economy.

ASIA ENTERTAINMENT & RESOURCES LTD.
Notes To Consolidated and Combined Financial Statements
For the Years Ended December 31, 2010, 2009 and 2008

The Group’s operations in Macau and Hong Kong are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Group’s consolidated results may be adversely affected by changes in the political and social conditions in the PRC and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad and rates and methods of taxation, among other things.

Income Taxes

Sang Heng, King's, Spring and Iao Pou are not subject to Macau Complimentary tax, because, pursuant to the VIP gaming promoter agreements with the Casino Operators, gaming revenue is received net of taxes collected by the Macau SAR paid directly by the Casino Operator on a monthly basis. No provision for Macau Complimentary tax has been made.

As VIP gaming promoters, Sang Heng, King's, Spring and Iao Pou are subject to a tax on the amount of non-negotiable chips wagered by gaming patrons in the VIP gaming rooms (“rolling chips turnover”), which is referred to as a “rolling tax”.  The rolling tax is deducted and paid by the Casino Operator on a monthly basis. The rate of rolling tax is 0.01% on the rolling chips turnover of the VIP gaming room and the rolling tax is deducted as a cost of revenues.

Doowell and Champion Lion are incorporated under the BVI Business Companies Act, 2004 (No. 16 of 2004) and are exempted from payment of BVI taxes. Doowell and Champion Lion are not subject to Korean Income tax because all promotion services are performed outside Korea. No provision for Korean Income tax has been made.

The Korean government levies a tax for contributions to the government’s “Tourism Promotion and Development Fund”/betting duty and /or tax on the gross win of the VIP gaming room (“Gaming Tax”), and the Casino Operator represents that the Gaming Tax rate currently does not exceed 10% per annum.  Pursuant to the VIP gaming room promoter agreement with the Casino Operator, the gaming revenue is received net of taxes collected by the Korean government paid directly by the Casino Operator on a monthly basis.

AGRL is not subject to Hong Kong profits tax because all operations are performed outside Hong Kong.

All subsidiaries are incorporated under the BVI Business Companies Act, 2004 (No. 16 of 2004) and are exempted from payment of BVI taxes.

The Company is not incorporated in the United States and is not subject to United States federal income taxes.  The Company did not derive any significant amount of income subject to such taxes after completion of the Share Exchange and accordingly, no relevant tax provision is made in the consolidated/combined statements of operations.

The Group accounts for income taxes under FASBASC Topic 740 “Income Taxes”. Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be effective when the differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance to the extent that management concludes it is more likely than not that the assets will not be realized.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of income in the period that includes the enactment date.

FASBASC Topic 740 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. As of December 31, 2010, 2009, and 2008, there were no amounts that had been accrued with respect to uncertain tax positions.

Recently issued accounting pronouncements

New accounting guidance issued by the FASB, but not effective until after 2010, is not expected to have a significant effect on the Company’s consolidated financial position, results of operations or disclosures.

ASIA ENTERTAINMENT & RESOURCES LTD.
Notes To Consolidated and Combined Financial Statements
For the Years Ended December 31, 2010, 2009 and 2008

Note 3 — Accounts Receivable, Net

Accounts receivable consisted of the following:

	December 31,	December 31,
	2010	2009

Gaming revenues receivable	$10,769,940	$4,169,950
Incentives revenues receivable	32,642	186,362

	$10,802,582	$4,356,312

As of December 31, 2010 accounts receivable were due from three Casino Operators.  The accounts receivable from the three casinos at December 31, 2010 were 63% (Star World), 19% (Venetian) and 18% (MGM) of total receivables.  As of December 31, 2009, accounts receivable were due from two Casino Operators. The accounts receivable from the two casinos at December 31, 2009 were 96% (Star World) and 4% (MGM) of total receivables.

Note 4 — Intangible Assets

Intangible assets as of December 31, 2010 consists of the following:

	Basis	Accumulated amortization as of January 1, 2010	Amortization expense	Accumulated amortization as of December 31, 2010	Net intangible assets
Bad Debt Guarantee	$466,116	$-	$(14,125)	$(14,125)	$451,991
Non-Compete agreement	792,303	-	(10,853)	(10,853)	781,450
Profit interest agreement	59,694,600	-	(817,734)	(817,734)	58,876,866
	$60,953,019	$-	$(842,712)	$(842,712)	$60,110,307

Estimated amortization expense of intangibles for the years ending December 31, 2011 through 2015 and thereafter is as follows:

2011	$5,056,275
2012	5,056,275
2013	5,056,275
2014	5,056,275
2015	5,056,275
Thereafter	34,828,932
$60,110,307

ASIA ENTERTAINMENT & RESOURCES LTD.
Notes To Consolidated and Combined Financial Statements
For the Years Ended December 31, 2010, 2009 and 2008

Note 5 — Line of Credit Payable

Line of Credit Payable consisted of the following:
	December 31,	December 31,
	2010	2009

Due to Casino Operators	$11,840,640	$2,593,544

Due to Casino Operators represents an advance of non-negotiable chips to  Sang Heng and is interest free and renewable monthly, secured by personal guarantees of Messrs. Lam and Vong.  During December 2009, the MGM Grand Hotel and Casino provided a temporary advance of $1,040,134 to Iao Pou, which has been repaid out of earnings in January 2010.

According to an agreement made between  Sang Heng and the Star World Hotel and Casino for the promotion of Iao Kun VIP Room at Star World Hotel and Casino, Sang Heng was granted a credit line of non-negotiable chips to the extent of approximately $5,400,000.  In January of 2010, the credit line was increased to approximately $11,870,000.  There were repayments and draws on the credit line during the year ended December 31, 2010, the balances as of December 31, 2010 and 2009 was $11,840,640 and $2,593,544, respectively.  The line of credit is guaranteed by Mr. Vong and is secured by a personal check of $6.4 million.  Prior to the acquisition of AGRL by AERL, it was the Promoter Companies’ policy not to extend credit to patrons and gaming agents, and as a result, this line of credit was extended to Messrs. Lam and Vong by Sang Heng as an advance and was used by Messrs. Lam and Vong as additional chips to the VIP room cage.  During the period subsequent to the acquisition of AGRL by AERL, all prior advances to Messrs. Lam and Vong were repaid to the Promoter Companies.

Note 6 — Accrued Expenses

Accrued Expenses consist of the following:
	December 30,	December 30,
	2010	2009

Commission payable-Junket Agents	$9,802,113	$4,961,794
Management fee payable-related party (Note 11)	385,977	180,561
Directors' compensation	286,286	-
Others	340,759	14,466

	$10,815,135	$5,156,821

Note 7 — Loans Payable, Shareholders

On February 2, 2010, AGRL entered in to an agreement with Messrs. Lam and Vong to provide funding for working capital and to advance funds to the Promoter Companies.  Pursuant to the agreement the loans will be in an amount not less than $19,300,000 on and after February 2, 2010 (the date of the acquisition of AGRL by AERL), not less than $45,000,000 on and after March 31, 2010 and until the agreement is terminated. This funding commitment terminates at the end of the fiscal quarter that AGRL’s working capital is not less than $100,000,000, exclusive of any working capital provided by Messrs. Lam and Vong.  If at any time the balance exceeds the minimum requirement, the lenders may request repayment for the excess amount. On February 2, 2010, the amount of the funding advanced to AGRL by Messrs. Lam and Vong was $20,220,000.  As of December 31, 2010, the amount of the funding advanced to AGRL by Messrs. Lam and Vong was approximately $61,066,220.  Messrs. Lam and Vong also guaranty to AGRL the repayment of the loans made by AGRL to the Promoter Companies.  Any amounts due to AGRL pursuant to the guaranty provided by Messrs. Lam and Vong may, at AGRL's election, be offset against amounts owing Messrs. Lam and Vong by AGRL pursuant to the agreement.

ASIA ENTERTAINMENT & RESOURCES LTD.
Notes To Consolidated and Combined Financial Statements
For the Years Ended December 31, 2010, 2009 and 2008

Note 8 — Acquisition of AGRL

On October 6, 2009, AERL entered into a Stock Purchase Agreement, subsequently amended on November 10, 2009, December 9, 2009 and January 11, 2010 (the “Agreement”), with AGRL and Spring Fortune that provided for the acquisition by AERL from Spring Fortune of all of the outstanding capital stock of AGRL.  On February 2, 2010, the acquisition was consummated pursuant to the terms of the Agreement and AGRL became a wholly owned subsidiary of AERL.

The acquisition of AGRL by AERL has been accounted for as a “reverse merger” and recapitalization since Spring Fortune, the former shareholder of AGRL, became the owner of  a majority of the outstanding Ordinary Shares of AERL immediately following the completion of the transaction and has significant influence and the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity, and AGRL’s senior management dominates the management of the combined entity, in accordance with the provision of FASBASC Topic 805 “Business Combinations”. Accordingly, AGRL was deemed to be the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of AGRL. AERL’s assets, liabilities and results of operations were consolidated with the assets, liabilities and results of operations of AGRL after consummation of the acquisition.  For periods after the consummation of the acquisition, the assets and liabilities and the historical operations that are reflected in the consolidated financial statements will be those of AGRL and the Promoter Companies and will be recorded at their historical cost basis.

Upon closing, AERL acquired all the outstanding capital stock of AGRL from Spring Fortune for a total consideration of 10,350,000 Ordinary Shares of AERL that were issued to Spring Fortune and its designees and an additional 4,210,000 Ordinary Shares that will be issued upon the filing of AERL’s annual report on Form 20-F for the 2010 fiscal year.  In addition, Spring Fortune shall be entitled to receive additional Ordinary Shares of AERL stock for each of the years 2010, 2011 and 2012 in which AGRL, through the Promoter Companies, meets or exceeds the following net after tax income targets specified for such year in the Agreement (the “Incentive Targets”):

Year	Incentive Target	Incentive Shares
2010	$36,800,000 to $37,799,999	4,210,000
	$37,800,000 to $38,799,999	6,300,000
	$38,800,000 to $39,799,999	8,069,000
	$39,800,000 to $40,799,999	9,586,000
	$40,800,000 to $41,799,999	10,900,000
	$41,800,000 and above	12,050,000
2011	$49,500,000 and above	2,573,000
2012	$58,000,000 and above	2,573,000

As of December 31, 2010 the maximum number of incentive shares that Spring Fortune may receive for achieving Incentive Targets is 17,196,000. Also, for each of the years 2010, 2011 and 2012, AERL will issue an additional 530,000 Ordinary Shares if AGRL has adjusted net income equal to, or greater than, $60 million, $75 million, and $82.5 million, respectively, which would amount to an additional 1,590,000 Ordinary Shares to Spring Fortune if all of such targets are achieved. AGRL did not earn the additional 530,000 Ordinary Shares for the year ended December 31, 2010.  However, if for any fiscal year through the fiscal year ending December 31, 2012, (i) at the end of any fiscal quarter during such fiscal year, AGRL does not have at least $10,000,000 in cash and cash equivalents (including redeemable chips and receivables from casinos with respect to operations during such fiscal quarter that are received within five (5) days after the end of such fiscal quarter) and (ii) based on the audited financial statements for such fiscal year, positive cash flow from operations, as determined in accordance with U.S. GAAP, Spring Fortune shall not be entitled to receive one-half of the incentive shares it would otherwise be entitled to receive with respect to such fiscal year.  Total incentive shares and additional earnout shares potentially issuable pursuant to the above targets are 18,256,000.

AGRL achieved the performance target for the year ended December 31, 2010 of net after tax income in excess of $41,800,000 as calculated under US GAAP, pursuant to the Agreement, and accordingly 12,050,000 shares will be issued 30 days subsequent to the filing of the 2010 annual report on Form 20-F.

ASIA ENTERTAINMENT & RESOURCES LTD.
Notes To Consolidated and Combined Financial Statements
For the Years Ended December 31, 2010, 2009 and 2008

Note 9—Acquisition of King’s Gaming Promotion Limited

On November 10, 2010, the Company entered into a Profit Interest Purchase Agreement  (“Purchase Agreement”) with Mr. Mok  and Mr. Wong (the “Seller”), to acquire the right to 100% of the profit derived by King’s Gaming Promotion Limited (“King’s”), effective November 1, 2010, from the promotion of the Wenzhou VIP Room at the Venetian Hotel and Casino in Macau for an aggregate amount of (i) up to US$36,000,000, of which US$9,000,000 was paid at the closing, and (ii) 1,500,000 Ordinary Shares of the Company (the “Purchase Price”). The balance of US$27,000,000 of the Purchase Price will be maintained as working capital at the cage of King’s (and shall be the sole property of the Company until paid to the Seller in accordance with the terms of the Purchase Agreement) and shall be paid to the Seller in installments of US$9,000,000 (each, an “Installment Payment”), subject to meeting a minimum Gross Profit (as defined below) requirement equal to US$6,150,000 (the “Minimum Gross Profit Requirement”) for each of the three fiscal years following the closing date commencing with fiscal year 2011, which shall be evidenced by the management prepared financial statements of King’s approved by the Audit Committee of the Company.  In the event King’s fails to achieve the Minimum Gross Profit Requirement in any of the three fiscal years following the closing date, the Installment Payment shall be reduced by an amount equal to the product of (x) US$9,000,000 and (y) the quotient obtained by dividing (A) the actual Gross Profit for such year, by (B) the Minimum Gross Profit Requirement.

For purposes of the Purchase Agreement, “Gross Profit” means 1.25% of the rolling chip turnover (which means the amount of non-redeemable chips that the Seller’s network of agents purchase from King’s and the Company’s VIP gaming rooms) attributable to the Seller’s network of gaming agents and collaborators at both King’s existing VIP gaming room and the Company’s existing and future VIP gaming rooms, after deducting commissions and fees paid to the Seller’s network of gaming agents and collaborators and a fixed management fee of $77,500 per month unless otherwise agreed by the parties.  Revenues from VIP gaming rooms not employing a flat percentage of rolling chip turnover may not account for more than 30% of the rolling chip turnover and to the extent that revenues from such VIP gaming rooms account for more than 30% of the rolling chip turnover, such excess amount shall not be deemed Gross Profit for purposes of the Purchase Agreement.

In addition, as more fully set forth below, the Company shall issue to the Seller (i) up to an aggregate of 1,500,000 Ordinary Shares in the event certain Gross Profit targets are achieved for each of the three years following the closing date (the “Earnout Shares”), (ii) up to an aggregate of 700,000 Ordinary Shares in the event certain Gross Profit targets are achieved for each of the seven years following the third anniversary of the closing date (the “Incentive Shares”), and (iii) additional Ordinary Shares in the event the Gross Profit targets for each of the ten years following the closing date are exceeded by at least US$1,000,000 (the “Additional Incentive Shares”).  For each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares will be issued.  The Seller is not entitled to any Additional Incentive Shares on a pro rata basis for multiples of less or greater than US$1,000,000.

The Earnout Shares, the Incentive Shares and Additional Incentive Shares shall be released and issued to the Seller as follows:

	Gross Profit Target	Earnout/Incentive	Additional
Year	For Earnout/Incentive Shares	Shares	Incentive Shares
2011	$6,150,000	500,000	*
2012	$7,380,000	500,000	*
2013	$8,860,000	500,000	*
2014	$9,740,000	100,000	*
2015	$10,720,000	100,000	*
2016	$11,790,000	100,000	*
2017	$12,970,000	100,000	*
2018	$14,260,000	100,000	*
2019	$15,690,000	100,000	*
2020	$17,260,000	100,000	*

*- For each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares will be issued.  The Seller is not entitled to any Additional Shares on a pro rata basis for multiples of less or greater than US$1,000,000.

Additionally, Mr. Mok has agreed to provide a personal guaranty, for so long as he is employed by the Company or King’s providing for the guaranty of all obligations of King’s and the Seller pursuant to the Purchase Agreement, including, but not limited to any bad debts the Seller network of agents may have incurred or may incur in the future.

ASIA ENTERTAINMENT & RESOURCES LTD.
Notes To Consolidated and Combined Financial Statements
For the Years Ended December 31, 2010, 2009 and 2008

The total estimated purchase price of $75,973,890 consisting of $9 million in cash, 1.5 million Ordinary Shares valued at $10.74 per share for a value of $16,110,000 and estimated contingent consideration of $50,863,890 consisting of contingent cash and Ordinary Shares has been allocated based on valuations performed to determine the fair values of the acquired assets  as follows:

Gaming License Deposit	$12,446
Bad Debt Guarantee	466,116
Non-Compete agreement	792,304
Profit interest agreement	59,694,600
Goodwill	15,008,424

Total Estimated Purchase Price	$75,973,890

In accordance with the FASB ASC Topic 805 on business combinations, a liability $50,857,564 was recognized for the estimated acquisition fair value of the contingent consideration based on the probability of the achievement of the Gross Profit targets. Any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in the Group’s estimate of the gross profit expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. The fair value estimate assumes probability-weighted gross profits are achieved over the earn-out period. Actual achievement of gross profit range for this assumed earn-out period could reduce the liability to zero. A change in the fair value of the acquisition-related contingent consideration could have a material impact on the Group’s statement of operations and financial position in the period of change in estimate.

The following is a summary of the current and long term portions of the estimated contingent consideration to be paid for the acquisition of King's:

Years Ended December 31,	Total Contingent Consideration

2011	$12,835,395
2012	12,888,475
2013	12,964,386
2014	1,443,874
2015	1,703,080
Thereafter	9,022,354
$50,857,564

The operations of King’s acquired assets have been included in the results of operations of the Company from November 1, 2010 the date for such inclusion per the acquisition agreement dated November 10, 2010. The acquisition has been accounted for using the acquisition method of accounting and accordingly, the aggregate consideration has been allocated based on estimated fair values as of the acquisition date.

ASIA ENTERTAINMENT & RESOURCES LTD.
Notes To Consolidated and Combined Financial Statements
For the Years Ended December 31, 2010, 2009 and 2008

The following is a summary of revenues, expenses and net income of King's since the effective acquisition date (November 1, 2010) included in the consolidated results of operations for the Company during the year ended December 31, 2010:

Revenues	$4,641,331

Expenses	3,240,158

Net Income Attributable
To King's	$1,401,173

Transaction costs for the acquisition of King's charged to operations in 2010 were $241,730.

The following unaudited, pro forma consolidated and combined statements of operations have been prepared assuming that the acquisition of King's occurred on January 1 of each year presented.

	Pro Forma Consolidated	Pro Forma Combined	Pro Forma Combined
	For the Year Ended	For the Year Ended	For the Year Ended
	December 31, 2010	December 31, 2009	December 31, 2008

Revenue	$145,392,594	$73,291,510	$55,684,509

Expenses	106,176,729	59,517,603	39,020,641

Pro Forma Net Income Attributable To Ordinary Shareholders	$39,215,865	$13,773,907	$16,663,868

Pro Forma Net Income Per Share
Basic	$2.53	$1.16	$1.41
Diluted	$2.08	$1.16	$1.41

Weighted average shares outstanding
Basic	15,488,367	11,850,000	11,850,000
Diluted	18,882,214	11,850,000	11,850,000

ASIA ENTERTAINMENT & RESOURCES LTD.
Notes To Consolidated and Combined Financial Statements
For the Years Ended December 31, 2010, 2009 and 2008

Note 10 — Shareholders’ Equity

Ordinary Shares

AERL is authorized to issue 200,000,000 Ordinary Shares, par value $.0001.  As of December 31, 2010, 22,544,064 Ordinary Shares are outstanding.  As of December 31, 2009 and 2008, 10,350,000 Ordinary Shares were outstanding.  The holders of the Ordinary Shares have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the Ordinary Shares.

On June 30, 2010, AERL issued a press release announcing that it received approval to list its Ordinary Shares (the “Ordinary Shares”) and ordinary share purchase warrants (the “Warrants”) on the NASDAQ Global Market under the symbols AERL and AERLW, respectively. On July 2, 2010, the Ordinary Shares and Warrants commenced trading on the NASDAQ Global Market.

Private Placement

On May 18, 2010, pursuant to certain Share Purchase Agreements dated as of April 15, 2010 (each a “Share Purchase Agreement” and together the “Share Purchase Agreements”) by and between AERL and 200 individual investors, the Company consummated the sale of 60,000 Ordinary Shares of the Company (the “Shares”) for a purchase price of $9.50 per share or an aggregate purchase price of $570,000. The sale of the Shares was exempt from the registration requirements of the Securities Act of 1933, as amended (the “Act”) pursuant to Regulation S under the Act due to the fact that the offering of the Shares was not made in the United States and that none of the investors were U.S. Persons (as defined in the Act).

Directors Compensation

All of the Company directors presently receive annual compensation of $30,000 in cash and $20,000 payable in Ordinary Shares, valued at the average of the closing prices of the Ordinary Shares over the three-month period preceding the end of each fiscal year. The Ordinary Shares will be issued in January of the following year.  The chairman of the audit committee will receive additional annual cash compensation of $10,000 and the other members of the audit committee will each receive additional annual cash compensation of $5,000. The chairman of the compensation and nominating committees each receive additional annual cash compensation of $5,000 and the other members of these committees each receive additional annual cash compensation of $3,000. Each director will also receive cash compensation $1,000 for each board or committee meeting that he or she attends (whether in person or telephonically) that is at least an hour in duration and $500 for each board or committee meeting he or she attends that is less than an hour in duration.

Warrants

As of December 31, 2010, there are no warrants outstanding from AERL's initial public offering ("IPO"), with the exception of the warrants issuable upon the exercise of the underwriter unit purchase option described below. The AERL IPO originally sold a unit which consisted of one Ordinary Share and a warrant which entitled the holder to purchase two Ordinary Shares at $5.00 per share. Prior to the redemption described below, each warrant entitled the registered holder to purchase one Ordinary Share at a price of $5.00 per share, subject to adjustment. The warrants became exercisable upon the completion of AERL's acquisition of AGRL.  However, no warrant (other than the Founders’ Warrants) was exercisable and AERL was not be obligated to issue Ordinary Shares unless, at the time a holder exercised such warrant, a prospectus relating to the Ordinary Shares issuable upon exercise of the warrant is current and the Ordinary Shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. A prospectus relating to the Ordinary Shares issuable upon exercise of the warrants was declared effective on May 28, 2010. The Founders’ Warrants may be exercised for unregistered Ordinary Shares even if a prospectus relating to the Ordinary Shares issuable upon such exercise is not current.

In connection with its IPO, AERL also issued a Unit Purchase Option, for $100, to Early Bird Capital (the underwriter) (and its designees) to purchase 480,000 units at an exercise price of $6.60 per unit. The units issuable upon exercise of this option are identical to the units sold in AERL's IPO. The Unit Purchase Option may be exercised for cash or on a “cashless” basis, at the holder’s option, such that the holder may use the appreciated value of the Unit Purchase Option (the difference between the exercise prices of the Unit Purchase Option and the underlying Warrants and the market price of the Units and underlying Ordinary Shares) to exercise the Unit Purchase Option without the payment of any cash. The Company has no obligation to net cash settle the exercise of the Unit Purchase Option or the Warrants underlying the Unit Purchase Option. The holder of the Unit Purchase Option will not be entitled to exercise the Unit Purchase Option or the Warrants underlying the Unit Purchase Option unless a registration statement covering the securities underlying the Unit Purchase Option is effective or an exemption from registration is available. If the holder is unable to exercise the Unit Purchase Option or underlying Warrants, the Unit Purchase Option or Warrants, as applicable, will expire worthless.  The Unit Purchase Option expires in 2013.

ASIA ENTERTAINMENT & RESOURCES LTD.
Notes To Consolidated and Combined Financial Statements
For the Years Ended December 31, 2010, 2009 and 2008

On June 28, 2010, AERL sent a notice (the “Notice”) to all record holders of the ordinary share purchase warrants of the Company (the “Warrants”) that, pursuant to the Warrant Agreement between the Company and Continental Stock Transfer and Trust Company, the Warrants will be redeemed for cash at the redemption price of $0.01 per warrant (the “Redemption Price”) on October 28, 2010 (the “Redemption Date”) if not exercised by that date.  Management did not exercise its option to require the holders of the Warrants to exercise warrants on a “cashless basis.” Accordingly, after 5:00 p.m. New York time on the Redemption Date, the Warrants not exercised are no longer exercisable for Ordinary Shares of the Company and the holders of 4,046,439 received the Redemption Price totaling $40,464.

ASIA ENTERTAINMENT & RESOURCES LTD.
Notes To Consolidated and Combined Financial Statements
For the Years Ended December 31, 2010, 2009 and 2008

	Warrants Outstanding (A)	Warrants Exercisable	Weighted Average Exercise Price	Average Remaining Contractual Life
Outstanding December 31, 2009	16,088,000	—	$5.05	3.5 years
Granted	—		—
Redeemed	(4,046,439)		5.00
Exercised	(10,601,561)		5.00
Outstanding December 31, 2010	1,440,000	1,440,000	$5.64	2.5 years

(A).     includes shares and warrants issuable under the Underwriter Unit Purchase Option of 1,440,000.

During the year ended December 31, 2010, 7,095,790 warrants were exercised for the purchase of 7,095,790 Ordinary Shares for a purchase price of $5.00 per share or an aggregate purchase price of $35,478,950 which will be used for working capital for the Company.  Additionally, 3,505,771 "founder warrants" were exercised on a cashless basis for 1,343,050 Ordinary Shares.

Preferred Stock

The Company is authorized to issue 1,150,000 preferred shares with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. There are no issued and outstanding preferred shares at December 31, 2010 and 2009.

Note 11 — Commitments and Contingencies

Management Agreements

Day-to-day management and operation of the VIP gaming rooms is contracted by the Promoter Companies to Pak Si Management and Consultancy Limited of Macau (“Pak Si”) a related party management company that is responsible for hiring and managing all staff needed for operations.  This includes local managers and executives to provide supervision, finance and cage personnel, public relations, drivers and other service staff (waiters, cleaners, etc.).  Sang Heng and Iao Pou, have entered into one year agreements to provide such services with Pak Si, pursuant to which each of them pays Pak Si $155,000 per month, for King's the amount is $77,500 per month, from which Pak Si is responsible to pay all salaries, benefits and other expenses of operation. The principal of Pak Si is the sister-in-law of Mr. Vong, a director of the Group and its chief operating officer.  Total amounts paid to Pak Si were $3,732,650, $2,200,890 and $2,876,914 in 2010, 2009 and 2008, respectively.  Amounts due to Pak Si as of December 31, 2010 and 2009 were $385,977 and $180,561, respectively and have been recorded in accrued expenses.

Employment Agreements

During 2010 AGRL has entered into employment agreements with six executive officers Mr. Lam (Chairman of the Board), Leong Siak Hung (Chief Executive Officer), Li Chun Ming (Chief Financial Officer), Mr. Vong (Director), Lam Chou In (Operating Officer), and Zheng Anting (Operating Officer) that became effective upon the closing of the acquisition of AGRL.  Zheng Anting resigned on December 15, 2010.  In addition, upon the closing of the acquisition of King’s, AERL has entered into two additional employments contracts with Mr Mok and Mr Wong.

ASIA ENTERTAINMENT & RESOURCES LTD.
Notes To Consolidated and Combined Financial Statements
For the Years Ended December 31, 2010, 2009 and 2008

Annual minimum compensation for the terms of the employment agreements is as follows:

2011	$775,200
2012	775,200
2013	412,200
2014	379,200
2015	127,600
Total	$2,469,400

Each executive is entitled to paid vacation in accordance with AGRL’s policies and other customary benefits. The employment agreements provide that the executive, during the period of five years following the termination of his employment (three years in the case of Messrs. Leong and Li), shall not compete with AGRL or solicit any of its employees. The agreements contain provisions prohibiting the executives, during their respective terms of employment, from selling, hypothecating or otherwise transferring more than 20% of any Ordinary Shares that may be transferred to them by Spring Fortune from shares it received or receives as a result of the acquisition. If an executive’s employment is terminated for any reason prior to the expiration of the employment term, or if the executive breaches the confidentiality and non-competition and non-solicitation provisions of his employment agreement, the executive is obligated to transfer and assign to the Company all securities then held by him and all rights to receive securities in the future, which securities will be canceled.

Total compensation charged to operations during 2010 related to these employment contracts was $690,200.

Certain Risks and Uncertainties

The Group’s operations are dependent on the annual renewal of the gaming licenses by the Macau SAR to the Promoter Companies.  The tenure of the Promoter Companies acting as gaming promoters for the Casinos is subject to the Gaming Representative / Gaming Promoter Arrangements.

The Group may not be able to collect all of their markers receivables from the junket agents. Management expects that the Group will be able to enforce these obligations only in a limited number of jurisdictions, including Macau. To the extent that junket agents of the Group, through the Promoter Companies, are from other jurisdictions, the Group may not have access to a forum in which they will be able to collect all of their markers receivables because, among other reasons, courts of many jurisdictions do not enforce gaming debts and the Group may encounter forums that will refuse to enforce such debts. The Group’s inability to collect gaming debts could have a significant negative impact on their operating results.

The Group receives a significant amount of their revenue from patrons within the Asia-Pacific Region. If economic conditions in theses areas were to decline materially or additional casino licenses to new casino operators were awarded in these locations, the Group’s consolidated results of operations could be materially affected.

ASIA ENTERTAINMENT & RESOURCES LTD.
Notes To Consolidated and Combined Financial Statements
For the Years Ended December 31, 2010, 2009 and 2008

Note 12 — Segment and Geographic Information

The Group’s principal operating and developmental activities occur in two geographic areas: Macau and Jeju. Management reviews the results of operations for each of its key operating segments: Macau and Jeju. During the year ended December 31, 2010, there was no operation in Jeju.  The Group’s geographic information is as follows as of and the years ended December 31,

	2010	2009	2008

Net Revenues (Macau)	$127,036,361	$59,548,437	$45,190,019
Net Income (Loss) Attributable to Ordinary Shareholders (Macau)	$32,966,865	$(18,505)	$-
Total Assets (Macau)	$220,058,197	$6,242,268	$9,087,801

Net Revenues (Jeju)	$-	$931,500	$5,831,204
Net Income (Loss) Attributable to Ordinary Shareholders (Jeju)	$-	$-	$-
Total Assets (Jeju)	$-	$7,902	$2,259,525

Note 13—Subsequent Events

Subsequent to December 31, 2010, Sang Heng increased the number of gaming tables from 11 to 12 at the Galaxy Star World Hotel and Iao Pou decreased the number of gaming tables from 11 to 6 at the MGM Grand Hotel in the respective VIP gaming rooms.  The reduction of gaming tables is not expected to have a material effect on the operations of Iao Pou.